AB 8/18

8/17

SECURITII

06009489

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MCFARLAND DEWEY SECURITIES CO. LP

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 LEXINGTON AVENUE, SUITE 2650
(No. and Street)

NEW YORK (City) NY (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALAN R. MCFARLAND (212) 916-7462
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM & KLIEGMAN LLP
(Name – *if individual, state last, first, middle name*)

655 THIRD AVENUE, 16TH FLOOR, NEW YORK, (Address) (City) NY (State) 10017 (Zip Code)

PROCESSED
AUG 3 1 2006
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **ALAN R. MCFARLAND**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **MCFARLAND DEWEY SECURITIES CO.LP**, as of **DECEMBER 31**, 20**05**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER
Title

Notary Public

MAYRA MENDOZA
Notary Public, State of New York
No. 01ME5071753
Qualified in Queens County
Certificate Filed in New York County
Commission Expires January 21, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McFARLAND DEWEY SECURITIES CO., L.P.

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

McFARLAND DEWEY SECURITIES CO., L.P.

CONTENTS

Marcum & Kliegman LLP

Certified Public Accountants & Consultants

A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Partners of
McFarland Dewey Securities Co., L.P.

We have audited the accompanying statement of financial condition of McFarland Dewey Securities Co., L.P. (the "Partnership") as of December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall of financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of McFarland Dewey Securities Co., L.P. as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Marcum & Kliegman LLP

New York, New York
February 20, 2006

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001

Melville New York Greenwich Grand Cayman Riverhead

www.mkllp.com

McFARLAND DEWEY SECURITIES CO., L.P.

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

Cash	$ 156,258	
Accounts receivable	8,274	
Marketable security	4,850	
Non-marketable securities, at fair value	788	
Prepaid income taxes	1,000	
TOTAL ASSETS		$ 171,170

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES		
Accrued expenses	22,451	
Due to General Partner	7,483	
TOTAL LIABILITIES		$ 29,934
PARTNERS' CAPITAL		
General Partner	141,043	
Limited Partners	193	
TOTAL PARTNERS' CAPITAL		141,236
TOTAL LIABILITIES AND PARTNERS' CAPITAL		$ 171,170

The accompanying notes are an integral part of these financial statements.

NOTE 1 - Summary of Significant Accounting Principles

Nature of Business

McFarland Dewey Securities Co., L.P. (the "Partnership") is a registered broker and dealer in securities under the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc.

The Partnership was formed on July 1, 1989 as a limited partnership under the laws of the State of Delaware for the purpose of engaging in the business of broker and dealer activities, principally as a financial advisor in the private placement of securities.

Securities Transactions

The marketable security is valued at the closing price on the last trading day of the year.

The non-marketable securities, which consist of warrants, are valued at fair value as determined in good faith management.

Income Taxes

As a Partnership, income or loss from the Partnership's activities is allocated among the partners based on their respective profit percentages, pursuant to the Partnership's operating agreement. No provision has been reflected for federal and state income taxes, since such taxes, if any, accrue to the partners. Income taxes relate to the New York City Unincorporated Business Tax ("NYCUBT"). Prepaid income taxes represent prepayments made towards New York City Unincorporated Business tax which are expected to be refunded.

Use of Estimates in the Financial Statement

The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Concentration of Credit Risk

The Company maintains cash with major financial institutions. Cash is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 at each institution. At times, such amounts may exceed the FDIC limits. At December 31, 2005, the Company had balances in excess of the FDIC limits.

NOTE 2 - Securities Owned, at Fair Value

Marketable Security
The marketable security at December 31, 2005 consists of 24,252 shares of AmerAlia, Inc. common stock. The market value was $4,850 at December 31, 2005.

Non-Marketable Securities
The Company owns warrants to purchase 112,500 shares of AmerAlia, Inc. common stock at an exercise price of $1.00 per share that expire during June 2009 and are recorded at $788, which is the fair value as determined in good faith by management.

NOTE 3 - Related Party Transactions

The General Partner incurs various general and administrative expenses, such as occupancy and certain employee benefit costs, on behalf of the Partnership that are allocated to the Partnership. The following represents a summary of the transactions in the due to General Partner account for the period from January 1, 2005 to December 31, 2005:

Due to General Partner as of January 1, 2005	$ --
Expense allocations charged from the General Partner	98,085
Payments made to the General Partner	(95,302)
Accounts receivable transferred from the General Partner	35,419
Investment in restricted stock utilized to repay due to the General Partner	(30,719)
Due to General Partner as of December 31, 2005	$ 7,483

The limited partners are employees of the General Partner.

NOTE 4 - Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company's net capital of $130,446 was $125,446 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.23 to 1 at December 31, 2005.